Exhibit 99.1

ATA Creativity Global Reports 2023 Fourth Quarter and Year-end Financial Results

Conference Call on Tuesday, March 26, 2024, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 26, 2024 (NY)/ March 27, 2024 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and year ended December 31, 2023 (“Fourth Quarter 2023” and “Fiscal Year 2023”, respectively).

Fourth Quarter 2023 and Fiscal Year 2023 Highlights

•	During Fourth Quarter 2023, student enrollment was 1,011, an increase of 11.3% from 908 in the prior-year period. Of the 1,011 students, 648 were enrolled in ACG’s portfolio training programs, compared to 574 in the prior-year period. 48,421 portfolio training credit hours were delivered during Fourth Quarter 2023, an increase of 3.3% compared to 46,894 in the prior-year period.

•	Fourth Quarter 2023 net revenues increased 6.5% to RMB83.6 million (US$11.8 million), from RMB78.5 million in the prior-year period.

•	Fourth Quarter 2023 net income attributable to ACG increased 324.1% to RMB8.6 million (US$1.2 million), from RMB2.0 million in the prior-year period.

•	Fiscal Year 2023 net revenues increased 7.2% to RMB221.6 million (US$31.2 million), from RMB206.8 million in the prior year.

•	Fiscal Year 2023 net loss attributable to ACG narrowed to RMB33.7 million (US$4.7 million), from net loss attributable to ACG of RMB47.9 million in the prior year.

•	RMB60.2 million (US$8.5 million) in cash and cash equivalents as of December 31, 2023.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to have completed a full year of on-campus class delivery in 2023 while continuing to offer certain courses online. We saw steady improvement in our performance in the second half of the year due to growth in our core portfolio training services business and concluded 2023 on a positive note, reporting a modest increase in net revenues and narrowing losses by 29.7% in Fiscal Year 2023. In Fourth Quarter 2023, we more than tripled net income attributable to ACG from the prior-year period as a result of increased revenue contributions from portfolio training services and overseas study counselling services with no substantial increase in operating expenses. We continued to strengthen our financial position over the course of 2023 and closed 2023 with $8.5 million in cash and cash equivalents, up 9.4% from the end of 2022.”

Mr. Ma continued, “We were pleased to see student enrollment for Fourth Quarter 2023 grow 11.3%, driven by increased demand for our portfolio training and overseas study counselling services. We continue to see strong overall demand for portfolio training services reflected in our sales, which is the primary growth driver of our business and an important student acquisition channel for our research-based learning and overseas study counselling services. During Fourth Quarter 2023, our students began submitting their overseas study applications, and many have already received favorable early admission results from well-known creative art institutions in the U.K. and the U.S. with more offers for regular admission anticipated in the coming months. We look forward to providing students with continued guidance and support throughout the admissions process as we work to fulfill our mission of enabling positive student outcomes.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “In 2024, ACG remains focused on serving a diverse population of students coming from different backgrounds with different needs, providing an extensive portfolio of relevant course offerings, quality instruction and unending support. In the first few months of 2024, aside from our usual online Master Class programs and the Shanghai Fashion Week 2024 project, we also hosted the 2024 Arts Study Tour to U.S. universities, taking students who aim to continue their creative studies at American arts institutions to visit the campuses of eight prestigious schools in New York, Rhode Island and Los Angeles. Designed to accommodate students interested in various art genres, we had hosted this popular program for seven years prior to the COVID-19 pandemic. Students benefit from its immersive experience and opportunities to communicate with professors face to face. This is the first year we have hosted this tour since the pandemic, and we are pleased that it continues to be valuable to students. We launched the ACG International Arts Foundation Program Center (the ‘Foundation Center’) in 2021, which has been delivering accredited international arts and introductory curriculum to students. At the start of the 2023-24 school year, the Foundation Center introduced a diploma program in cooperation with Raffles College of Higher Education in Singapore, which enables junior high school graduates to continue their education through a one-year foundation program in Beijing followed by a three-year bachelor’s program in Singapore, upon the completion of which they can receive a bachelor’s degree. We are working to expand our institutional partnerships and teaching resources as we continue growing our portfolio training and other lines of business. We expect to continue improving our operating efficiencies, which will drive enhanced financial performance in 2024.”

Operating Review

Enrollment Update

ACG student enrollment for Fourth Quarter 2023 was 1,011, of which 648 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 48,421 credit hours were delivered for portfolio training programs during Fourth Quarter 2023, of which 15,737 credit hours were delivered for time-based programs and 32,684 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Fourth Quarter 2023, compared to those for the prior-year period:

	Fourth Quarter Ended December 31, 2023	Fourth Quarter Ended December 31, 2022	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	15,737	15,780	(0.3%)
Project-based Program	32,684	31,114	5.0%
Total	48,421	46,894	3.3%

During Fourth Quarter 2023, 363 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services and research-based learning services.

Fourth Quarter 2023 Financial Review – GAAP Results

ACG’s total net revenues for Fourth Quarter 2023 were RMB83.6 million (US$11.8 million), an increase of 6.5% from RMB78.5 million in the prior-year period, primarily due to increased revenue contributions from portfolio training and overseas study counselling services, partially offset by decreased revenues from other educational services related to decreased services delivered to institutional partners during the period. Revenues from portfolio training programs were RMB64.7 million, or 77.4% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB18.9 million, or 22.6% of total net revenues, during the period.

Gross profit for Fourth Quarter 2023 was RMB52.4 million (US$7.4 million), an increase of 10.0% from RMB47.6 million in the prior-year period, primarily due to increased revenues during the period. Gross margin was 62.6% during the period, compared to 60.6% in the prior-year period. The increase in gross margin was primarily due to increased revenues during the period.

Total operating expenses for Fourth Quarter 2023 were RMB43.3 million (US$6.1 million), compared to RMB42.7 million in the prior-year period. The increase was primarily due to an RMB0.9 million increase in general and administrative expenses resulting from increased rent and travel expenses during the period and an RMB 0.4 million increase in sales and marketing expenses, which was partially offset by an RMB0.7 million decrease in research and development expenses related to the ongoing development of the new service management platform, which the Company expects to complete in Fiscal Year 2024.

Income from operations for Fourth Quarter 2023 was RMB9.1 million (US$1.3 million), an increase of 86.1% from RMB4.9 million in the prior-year period.

Net income attributable to ACG for Fourth Quarter 2023 increased 324.1% to RMB8.6 million (US$1.2 million), from net income attributable to ACG of RMB2.0 million in the prior-year period.

For Fourth Quarter 2023, basic and diluted earnings per common share attributable to ACG were both RMB0.14 (US$0.02), compared to RMB0.03 for the prior-year period. Basic and diluted earnings per ADS attributable to ACG were both RMB0.28 (US$0.04), compared to RMB0.06 in the prior-year period.

Fiscal Year 2023 Financial Review – GAAP Results

ACG’s total net revenues for Fiscal Year 2023 was RMB221.6 million (US$31.2 million), an increase of 7.2% from RMB206.8 million in the prior year, which was primarily due to increased revenue contributions from portfolio training services and overseas study counselling services as a result of increased student enrollment with the easing of COVID-related restrictions in 2023, partially offset by decreased revenue from other educational services related to the disposal of majority equity interests in a former subsidiary during Third Quarter 2022 that operated ACG’s foreign language learning services. Revenues from portfolio training programs were RMB166.4 million, or 75.1% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB55.2 million, or 24.9% of total net revenues, during the period.

Gross profit for Fiscal Year 2023 was RMB114.7 million (US$16.1 million), an increase of 11.9% from RMB102.5 million in the prior year. Gross margin was 51.7% during the period, compared to 49.6% in the prior year.

Total operating expenses for Fiscal Year 2023 decreased to RMB156.2 million (US$22.0 million), from RMB159.1 million in the prior year, primarily due to an RMB2.2 million decrease in research and development expenses and an RMB4.3 million decrease in general and administrative expenses related to lower consulting and professional fees, partially offset by increased selling expenses of RMB3.4 million related to performance bonuses in line with increased sales.

Loss from operations for Fiscal Year 2023 narrowed to RMB41.5 million (US$5.8 million), from loss from operations of RMB56.6 million in the prior year.

Net loss attributable to ACG for Fiscal Year 2023 narrowed to RMB33.7 million (US$4.7 million), from net loss attributable to ACG of RMB47.9 million in the prior year.

For Fiscal Year 2023, basic and diluted losses per common share attributable to ACG were both RMB0.54 (US$0.08), compared to RMB0.76 for the prior year. Basic and diluted losses per ADS attributable to ACG were both RMB1.08 (US$0.16), compared to RMB1.52 in the prior year.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Fiscal Year 2023, which excludes share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP), was RMB30.6 million (US$4.3 million), compared to adjusted net loss of RMB46.4 million in the prior year.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Fiscal Year 2023, were RMB0.49 (US$0.07). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses (gains), net (non-GAAP) for Fiscal Year 2023 were RMB0.98 (US$0.14).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Fourth Quarter 2023 were 31.4 million and 31.7 million, respectively. The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Fiscal Year 2023 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2023, ACG’s cash and cash equivalents were RMB60.2 million (US$8.5 million), working capital deficit was RMB244.0 million (US$34.4 million), and total shareholders’ equity was RMB113.0 million (US$15.9 million); compared to cash and cash equivalents of RMB55.0 million, working capital deficit of RMB227.3 million, and total shareholders’ equity of RMB143.5 million, respectively, as of December 31, 2022.

Guidance for Fiscal Year 2024

ACG expects to achieve total net revenues of between RMB233 million and RMB255 million for the year ending December 31, 2024, representing a year-over-year increase of 5% to 15%. These guidance assumptions are based on the Company's existing business, current view of existing market conditions and assumptions for the year ending December 31, 2024.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Tuesday, March 26, 2024 (9 a.m. Beijing time on Wednesday, March 27, 2024), during which management will discuss the results of the fourth quarter and year ended December 31, 2023.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=F3ofUV5e.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2024 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2022, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and year ended December 31, 2023, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.0999 to US$1.00, the noon buying rate as of December 31, 2023, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	54,980,199	60,167,232	8,474,377
Accounts receivable	5,852,038	2,235,490	314,862
Prepaid expenses and other current assets	4,430,285	8,042,169	1,132,716
Total current assets	65,262,522	70,444,891	9,921,955

Long-term investments	38,000,000	38,000,000	5,352,188
Property and equipment, net	32,760,976	30,235,985	4,258,649
Intangible assets, net	76,119,444	58,886,111	8,293,935
Goodwill	196,289,492	196,289,492	27,646,797
Other non-current assets	28,415,794	31,691,417	4,463,643
Right-of-use assets	37,616,541	23,391,247	3,294,588
Total assets	474,464,769	448,939,143	63,231,755

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	55,904,510	49,146,103	6,922,083
Lease liabilities-current	16,920,429	13,110,449	1,846,568
Deferred revenues	219,717,574	252,145,949	35,514,014
Total current liabilities	292,542,513	314,402,501	44,282,665

Lease liabilities-non-current	19,528,763	9,496,422	1,337,543
Deferred income tax liabilities	18,879,303	12,066,513	1,699,533
Total liabilities	330,950,579	335,965,436	47,319,741

Shareholders’ equity:
Common shares	4,720,147	4,730,128	666,225
Treasury shares	(8,626,894)	(8,201,046)	(1,155,093)
Additional paid-in capital	542,058,092	545,222,465	76,792,978
Accumulated other comprehensive loss	(37,003,085)	(37,004,507)	(5,211,976)
Accumulated deficit	(358,048,927)	(391,709,172)	(55,171,083)
Total shareholders’ equity attributable to ACG	143,099,333	113,037,868	15,921,051
Non-redeemable non-controlling interests	414,857	(64,161)	(9,037)
Total shareholders’ equity	143,514,190	112,973,707	15,912,014
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	474,464,769	448,939,143	63,231,755

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ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	78,537,296	83,608,695	11,776,038
Cost of revenues	30,929,463	31,242,849	4,400,463
Gross profit	47,607,833	52,365,846	7,375,575

Operating expenses:
Research and development	2,407,234	1,651,359	232,589
Sales and marketing	20,262,743	20,721,614	2,918,578
General and administrative	20,041,141	20,909,931	2,945,102
Total operating expenses	42,711,118	43,282,904	6,096,269
Other operating income, net	—	28,208	3,973
Income from operations	4,896,715	9,111,150	1,283,279
Other income (expense):
Gain on deconsolidation of a subsidiary and others, net	625,631	—	—
Interest income, net of interest expenses	203,113	270,599	38,113
Foreign currency exchange gains (losses), net	8,764	(4,496)	(633)
Income before income taxes	5,734,223	9,377,253	1,320,759
Income tax expense	3,967,852	823,327	115,963
Net income	1,766,371	8,553,926	1,204,796
Net loss attributable to non-redeemable non-controlling interests	(250,790)	(1,676)	(236)
Net income attributable to ACG	2,017,161	8,555,602	1,205,032

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(100,062)	(72,568)	(10,221)
Comprehensive income attributable to ACG	1,917,099	8,483,034	1,194,811

Basic and diluted earnings per common share attributable to ACG	0.03	0.14	0.02
Basic and diluted earnings per ADS attributable to ACG	0.06	0.28	0.04

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ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	206,820,874	221,618,968	31,214,379
Cost of revenues	104,315,856	106,961,759	15,065,249
Gross profit	102,505,018	114,657,209	16,149,130

Operating expenses:
Research and development	6,790,791	4,629,880	652,105
Sales and marketing	75,265,726	78,737,492	11,089,944
General and administrative	77,051,580	72,816,606	10,256,004
Total operating expenses	159,108,097	156,183,978	21,998,053
Other operating income, net	16,515	30,865	4,347
Loss from operations	(56,586,564)	(41,495,904)	(5,844,576)
Other income (expense):
Gain on deconsolidation of subsidiaries and others, net	1,308,627	—	—
Interest income, net of interest expenses	756,886	978,530	137,823
Foreign currency exchange gains (losses), net	5,436	(4,876)	(687)
Loss before income taxes	(54,515,615)	(40,522,250)	(5,707,440)
Income tax benefit	(5,921,384)	(6,811,709)	(959,409)
Net loss	(48,594,231)	(33,710,541)	(4,748,031)
Net loss attributable to non-redeemable non-controlling interests	(701,322)	(50,296)	(7,084)
Net loss attributable to ACG	(47,892,909)	(33,660,245)	(4,740,947)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	556,762	(1,422)	(200)
Comprehensive loss attributable to ACG	(47,336,147)	(33,661,667)	(4,741,147)

Basic and diluted losses per common share attributable to ACG	(0.76)	(0.54)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(1.52)	(1.08)	(0.16)

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RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	2,017,161	8,555,602	(47,892,909)	(33,660,245)
Share-based compensation expenses	355,063	1,038,224	1,459,755	3,068,041
Foreign currency exchange losses (gains), net	(8,764)	4,496	(5,436)	4,876
Non-GAAP adjusted net income (loss) attributable to ACG	2,363,460	9,598,322	(46,438,590)	(30,587,328)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.03	0.14	(0.76)	(0.54)

Non-GAAP adjusted earnings (losses) per common share attributable to ACG
Basic and diluted	0.04	0.15	(0.74)	(0.49)

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